At Play Vacations, Inc. 2149 Rio de Janeiro Ave. Punta Gorda, FL 33983, USA 888-841-1935 mike@atplayvacations.com

VIA EDGAR

August 27, 2014

Justin Dobbie
Legal Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            At Play Vacations, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 1, 2014
File No. 333-195950

Dear Mr. Dobbie:

This letter is in response to your comment letter dated August 15, 2014, with regard to the Form S-1/A filing of At Play Vacations, Inc., a Nevada corporation ("At Play Vacations" or the "Company") filed on August 1, 2014.

Responses to each comment have been keyed to your comment letter.

Summary of Prospectus, page 3

1.
We note your statement that you estimate you will require $38,000 in additional funds over the next 12 months to accomplish your goals. Please tell us, with a view towards revised disclosure, if this estimate includes all expected operating expenses or is limited to website completion, marketing costs and the costs of being a public company.

•	This disclosure has been revised.

Risk Factors, page 6

2.
We note your response to our prior comment 18 and the additional disclosure on page 20. To the extent material, please add a risk factor that discusses the risk that you may have to absorb losses if Intrawest does not release room subsidies and you are unsuccessful in collecting the difference from guests using the signed digital waiver.

•	A risk factor has been added to page 7.

Plan of Distribution, page 17
3.
We note your response to our prior comment 15 and reissue in part. Consistent with the revisions you made in response to our prior comment, please revise the last paragraph on page 17 and the first paragraph on page 18 to clarify that the selling shareholders "may" be deemed underwriters rather than "will" be deemed underwriters. Otherwise, please explain to us why you did not revise this disclosure consistent with similar disclosure elsewhere.

•	This disclosure has been revised.

Principal Products, Services, and Their Markets, page 19

4.	Please disclosure the current term of your agreement with Intrawest and whether either party to the agreement has a renewal option.

•	This disclosure has been added to page 20.

Plan of Operation, page 24

5.
We note your response to our prior comment 29 and reissue in part. Please reconcile your statement here that you have no plans or intentions to raise additional funds by way of the sale of additional securities, with your disclosure in the previous sentence, and on pages 46 and 56, indicating management's intent to raise additional funds through public or private placement offerings.

•	This statement has been removed, from page 24.

6.
We note your response to our prior comment 31. Please clarify if the $6,000 that your officers have received for costs related to the development of your business was a reimbursement for expenses incurred by them or compensation for services rendered. We note your reference to this $6,000 as management fees on page 8.

•	This disclosure on page 25 has been updated to be consistent with the disclosure on page 8.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (mike@atplayvacations.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Mike Hay
_____________________
Mike Hay, President